SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                     FORM U-6B-2

                             Certificate of Notification


                    Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

          Certificate is  filed by      PENNSYLVANIA ELECTRIC  COMPANY (the
          "Company")

                    This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

          1.   Type  of  the security  or securities  ("draft," "promissory
               note").   First Mortgage  Bonds, Secured Medium-Term  Notes,
               Series D (the "Notes")

          2.   Issue, renewal  or guaranty (indicate  nature of transaction
               by         ).   Issue

          3.   Principal amount of each security.     $20,000,000

          4.   Rate of interest per annum of each security.    7.02%

          5.   Date  of  issue,  renewal  or  guaranty  of  each  security.
               October 28, 1996

          6.   If renewal of security, give  date of original issue.


          7.   Date of maturity of  each security.  (In the case  of demand
               notes, indicate "on demand.")    October 28, 2003

          8. Name of the person to whom each security was issued, renewed or guaranteed. $20,000,000 aggregate principal amount of Notes was sold to purchasers pursuant to the terms of a Selling Agency Agreement dated June 30, 1993, as amended by a letter dated September 20, 1995, between the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Smith Barney Inc.

          9.   Collateral given with  each security,  if any.    The  Notes
               were issued pursuant to the Mortgage and Deed of Trust, dated as of January 1, 1942, between the Company and United





               States Trust Company of New York, as amended and supple-mented, and are thus secured by a direct first lien on substantially all of the Company's properties.

          10.  Consideration received for each security.   $20,000,000

          11. Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) Repayment of outstanding short-term indebtedness.

          12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

               (a)  the  provisions  contained  in  the  first  sentence of
                    Section 6(b),

               (b)  the  provisions  contained in  the  fourth  sentence of
                    Section 6(b),

               (c)  the provisions contained in  any rule of the Commission
                    other than Rule U-48    X

               (If  reporting  for  more   than  one  security  insert  the
               identifying symbol after applicable statement.)

          13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value(**) of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section
               6(b).     N.A.

          14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities
               herein described have been issued.     N.A.

          15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other
          ____________________

          ** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.





               than  Rule  U-48  [Reg. Section  250.48,  paragraph  36,621]
               designate the rule under  which exemption is claimed.   Rule
               52


                                             PENNSYLVANIA ELECTRIC COMPANY



          Date: November 4, 1996             By:

                                                 T.G. Howson
                                                 Vice President & Treasurer